CANADIAN EMPIRE EXPLORATION CORP.
(the "Company")
INTERIM CONSOLIDATED REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2006 AND DECEMBER 31, 2005
(UNAUDITED)

	MARCH 31, 2006	DECEMBER 31, 2005
	$	$

ASSETS
Current Assets
Cash and cash equivalents	25,189	17,450
Accounts receivable	9,858	3,330
	35,047	20,780

Reclamation deposits	11,300	11,300

	46,347	32,080

LIABILITIES
Current liabilities
Accounts payable and accrued liabilites	121,519	203,060
Due to related party	81,125	120,534
Convertible promissory note due to related party	150,000	-
	352,644	323,594

SHAREHOLDERS' DEFICIENCY

Capital stock	21,811,752	21,811,752

Contributed surplus	460,853	438,591

Deficit	(22,578,903)	(22,541,857)
	(306,297)	(291,514)
	46,347	32,080

Nature of operations and going concern (note 1)
Subsequent event (note 5)

"John S. Brock"	"Wayne J. Roberts"
John S. Brock	Wayne J. Roberts

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)

	3 MONTHS ENDED MARCH 31, 2006	3 MONTHS ENDED MARCH 31, 2005

Administration expenses
Bank charges	133	294
Foreign exchange loss (gain)	(35)	(60)
Tax penalty on flow-through shares renounced	-	2,482
Consulting	-	125
Insurance	-	10,628
Legal and audit	4,011	473
Office operations and facilities	475	10,101
Management and administrative services	2,117	6,237
Shareholder communication	850	1,468
Transfer agent and regulatory fees	6,195	9,143
	13,748	40,891

Other Expenses (income)
General exploration expenditures	1,035	2,819
Write-off of exploration expenditures	-	64,089
Write-off of mineral property expenditures	-	14,510
Stock-based compensation	22,263	23,886
Interest income	(0)	(26)
	23,298	105,278

Loss for the period	37,046	146,169

Deficit - beginning of period	22,541,857	21,076,533

Deficit - end of period	22,578,903	21,222,702

Basic and diluted loss per common share	$0.00	$0.00

Weighted average number of common shares	36,364,366	33,924,356

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)

	3 MONTHS ENDED MARCH 31, 2006	3 MONTHS ENDED MARCH 31, 2005

Exploration and mineral property expenditures
during the period

Assays and geochemical analysis	-	18,450
Consulting	-	16,505
Expediting	1	31
Field supplies	-	318
Maps, printing and drafting	75	730
Project management fees	6	4,137
Property acquisition costs	953	210
Salaries and wages	-	13,984
Transportation	-	1,698

Expenditures during the period	1,035	56,063

Balance - beginning of period	-	944,932

Less:
General exploration expenditures	1,035	2,819
Write-off of exploration expenditures	-	64,089
Write-off of mineral property expenditures	-	14,510
Reclamation deposit	-	-
	1,035	81,418

Balance - end of period	0	919,577

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)

	3 MONTHS ENDED MARCH 31, 2006	3 MONTHS ENDED MARCH 31, 2005

Cash flows from operating activities
Loss for the period	(37,046)	(146,169)
Items not affecting cash
Stock-based compensation	22,263	23,886
Write-off of exploration expenditures	-	64,089
Write-off of mineral property expenditures	-	14,510
	(14,783)	(43,684)

Changes in non-cash working capital items	(127,478)	1,690

	(142,261)	(41,994)

Cash flows from financing activities
Convertible debt	150,000	-
	150,000	-

Cash flows from investing activities
Property acquisition and maintenance costs	-	(210)
Deferred exploration expenditures	-	(53,031)
	-	(53,241)

Increase (decrease) in cash and cash equivalents	7,740	(95,235)

Cash and cash equivalents - beginning of period	17,450	451,514

Cash and cash equivalents - end of period	25,189	356,279

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED, PREPARED BY MANAGEMENT)

1-

Nature of operations and going concern

The company is in the business of acquiring, exploring and developing mineral properties and has not yet determined whether its current property contains ore reserves that are economically recoverable.  All of the company's mineral property interests are currently located in Canada.  The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its property, and upon future profitable production or proceeds from the disposition of the property.

The company's continuing operations are dependent on its ability to secure additional financing.  There can be no assurance that the company will be successful in raising the required financing.  As at March 31, 2006, the Company had cash and cash equivalents of $25,190 and working capital deficit of $317,597.

The company's ability to continue operating is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

2-

Significant accounting policies

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the company's audited financial statements for the year ended December 31, 2005.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for audited financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

3-

Capital stock

Authorized: 250,000,000 common shares without par value, of which 36,364,366 common shares were issued as at March 31, 2006 (December 31, 2005: 36,364,366).

Stock options

As at March 31, 2006, common shares under option are as follows:

Number of shares outstanding	Number of shares exercisable	Exercise price ($)	Expiry date
1,365,000	1,365,000	0.15	January 3, 2008
100,000	100,000	0.15	August 21, 2008
2,458,000	2,458,000	0.10	September 17, 2009
3,923,000	3,923,000

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED, PREPARED BY MANAGEMENT)

Stock option information

The company applies the fair value method of accounting for stock options and, accordingly, the fair value of stock options of $22,263 has been included in administrative expenses.  The fair value of options granted was estimated at the date of grant based on the Black-Scholes option-priding model, using the following assumptions:

	2004	2003
Expected dividend yield	Nil	Nil
Average risk-free interest rate	4.0%	3.25 – 4.9%
Expected life	5 years	5 years
Expected volatility	114%	94% - 171%

Warrants

Warrants outstanding and exercisable at March 31, 2006 are as follows:

	Number of warrants	Number of shares issuable on exercise of warrants	Price per share $	Expiry date
McBride Property	50,000	50,000	0.055	May 17, 2006

4-

Related party transactions

The company has management agreements with Badger & Co. Management Corp. ("Badger & Co."), a company owned by John S. Brock (Chief Executive Officer, President and a director of the company), Wayne J. Roberts (Vice-President Exploration and a director of the company) and Jeannine P. M. Webb (Chief Financial Officer and Secretary of the company).

Under the agreements with Badger & Co., the company was charged from January 1 to March 31, 2006 for the following:

•

Cost of operations and administration: $747

•

Fees for professional services provided at per diem rates: $2,117

•

Exploration salaries and wages and project management fees: $6

In connection with these charges and amounts reimbursable at cost to Badger & Co., the company owed $81,125 to Badger & Co. at March 31, 2006 (December 31, 2005: $120,534).

On February 2, 2006, the company arranged, subject to regulatory approval, the private placement of $150,000 principal amount convertible promissory note with John S. Brock Limited, a company owned by John S. Brock and Wayne J. Roberts.  The Promissory Note is unsecured, bears interest at 6% per annum and is due on demand.  The principal amount of the Note is convertible at the holder’s option into common shares of the Company, for a maximum of 5 years, on the basis of one common share for every $0.165 of principal amount converted during the first two years and thereafter, the conversion rate increases 10% per year over the previous year’s conversion rate.

5-

Subsequent event

On May 15, 2006, the Company issued 25,000 shares on the exercise of warrants, for consideration of $1,375.

CANADIAN EMPIRE EXPLORATION CORP.

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

("MD&A")

(FORM 51-102F1)

FOR THE THREE MONTHS ENDED MARCH 31, 2006

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada.  This MD&A should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended December 31, 2005 and the related notes thereto.  Unless otherwise indicated, all amounts in this MD&A are in Canadian dollars.  The Company capitalizes property acquisition and exploration expenditures relating to mineral properties in which the Company has an active interest.  In the event that such properties become inactive or prove uneconomic, they are written off.  Any reference in this document to "properties" means any mineral resources properties in which the Company has or in the future may earn an interest.

Canadian Empire Exploration Corp. (formerly Northern Crown Mines Ltd.) ("Canadian Empire" or the "Registrant" or the "Company")  has one wholly owned subsidiary, Minera Reina Isabel, S.A. de C.V. ("Minera Reina Isabel"), and one 90% owned subsidiary, Minera Tatemas, S.A. de C.V. (“Minera Tatemas”), both corporations formed under the laws of Mexico to carry out mineral exploration and development programs in Mexico.  As the Company no longer holds any mineral property interests in Mexico, the subsidiaries are currently inactive.

DATE

This MD&A is made as of May 19, 2006.

OVERALL PERFORMANCE

Description of Business

The Company is in the business of acquiring, exploring and developing mineral properties.  All of the Company's mineral property interests are currently located in Canada.  The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and trades on the TSX-Venture Exchange under the symbol CXP.

The Company has not yet determined whether any of its exploration properties contain reserves that are economically recoverable.  All direct costs associated with the development of these properties are capitalized as incurred.  If a property is abandoned or continued exploration is not deemed appropriate, the related deferred exploration expenditures and mineral property costs are written off.

Financings

On February 2, 2006, the company arranged, subject to regulatory approval, the private placement of $150,000 principal amount convertible Promissory Note with John S. Brock Limited, a company owned by John S. Brock and Wayne J. Roberts.  The Promissory Note is unsecured, bears interest at 6% per annum and is due on demand.  The principal amount of the Note is convertible at the holder’s option into common shares of the Company, for a maximum of 5 years, on the basis of one common share for every $0.165 of principal amount converted during the first two years and thereafter, the conversion rate increases 10% per year over the previous year’s conversion rate.

During the period Janaury 1 to March 31, 2006, the Company did not issue any shares.

Working Capital

As at March 31, 2006, the Company had working capital deficit of $317,597 (December 31, 2005: $302,814), which included cash and cash equivalents of $25,190 (December 31, 2005: $17,450).  Accounts receivable at March 31, 2006 of $9,858 (December 31, 2005: $3,330) were comprised of Goods and Services Tax credits of $9,358 (December 31, 2005: $2,830) and an advance relating to geological exploration $500 (December 31, 2005: $500).  Accounts payable at March 31, 2006 of $121,519 (December 31, 2005: $203,060) were comprised of an accrual for audit services for the year 2005 of approximately $24,875 (December 31, 2005: $58,640), an amount owing for taxes on the disposition of the Guadaupe property of approximately $96,000 (December 31, 2005: $96,000) and amounts owing for other services or goods of $Nil (December 31, 2005: $48,000).  . The Company had amounts owing to Badger & Co. Management Corp. ("Badger & Co.") for cost of administrative and exploration services provided (see "Related Party Transactions") in the amount of $81,125 (December 31, 2005: $120,534).  In addition, in connection with the February 2, 2006 arrangement of a private placement of $150,000 principal amount convertible Promissory Note with John S. Brock Limited, a company owned by John S. Brock and Wayne J. Roberts, the Company owed $150,000.  The Promissory Note is unsecured, bears interest at 6% per annum and is due on demand.  The principal amount of the Note is convertible at the holder’s option into common shares of the Company, for a maximum of 5 years, on the basis of one common share for every $0.165 of principal amount converted during the first two years and thereafter, the conversion rate increases 10% per year over the previous year’s conversion rate (see "Related Party Transactions").

RESULTS OF OPERATIONS

Mineral Projects

From January 1 to March 31, 2006, the Company expended $1,035 in general exploration.  The Company did not acquire any projects or properties, and wrote off $1,035 in general exploration expenditures.

Corporate

Selected Administrative Expenses and Other Expenses:

	3 MONTHS ENDED MARCH 31, 2006	3 MONTHS ENDED MARCH 31, 2005
Tax penalty on flow-through shares renounced	-	2,482
Insurance	-	10,628
Management and advminstrative services	2,117	6,237
Shareholder communication	850	1,468
Other	10,780	20,076
Total Administrative Expenses	13,748	40,891

During the three months ended March 31, 2006, the Company incurred administrative expenses of $13,748 (2005: $40,891).  The overall decrease relates to the proration of costs between companies managed within the office and administrative facilites provided to the Company, and decreased activity.  Management and administrative services and Office operation and facilities are provided by Badger & Co. Management Corp. ("Badger & Co.") (see "Related Party Transactions"), and are established on the basis of the time expended on management of the Company.  Insurance costs decreased for the period January 1 to March 31, 2006 as compared with the same period in 2005 due to the decreased activity of the company and the proration of premiums between companies managed within the office.  The tax penalty of $Nil for the period January 1 to March 31, 2006 (2005: $2,482) results from an amount due to Canada Revenue Agency ("CRA") on the renunciation of flow-through funds to the participants in the prior year for funds expended in the current year.

Stock-based compensation is a non-cash item, resulting from the application of the Black-Scholes Option Pricing Model using assumptions in respect of expected dividend yield, average risk-free interest rates, expected life of the options and expected volatility.  The $22,263 (2005: $23,886) represents the fair value of the vested portion of options for the period.   During the period January 1 to March 31, 2006, the Company earned no interest income as compared with $26 for the period January 1 to March 31, 2005, due to decreased cash balances available to for interest-earning instruments.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with March 31, 2006.

SUMMARY QUARTERLY INFORMATION (Unaudited)

Quarter Ended:	March 31, 2006 ($)	December 31, 2005 ($)	September 30, 2003 ($)	June 30, 2005 ($)	March 31, 2005 ($)	December 31, 2004 ($)	September 30, 2004 ($)	June 30, 2004 ($)
Current Assets	35,048	20,780	131,644	290,761	390,979	495,925	727,480	859,960
Resource Assets	-	-	1,120,199	960,811	919,576	944,932	164,635	92,608
Current Liabilities	352,644	323,594	251,296	225,456	215,204	252,243	157,386	137,100
Shareholders' Equity (Deficiency)
Capital Stock	21,811,753	21,931,172	21,931,951	21,931,173	21,928,423	21,403,422	21,384,423	21,381,165
Allotted but not Issued	0	0	0	0	0	525,000	0	0
Contributed Surplus	460,853	438,591	415,550	394,065	371,911	348,025	341,586	240,046
Deficit	(22,578,903)	(22,541,857)	(21,335,653)	(21,287,822)	(21,193,682)	(21,076,533)	(20,970,514)	(20,784,978)
Loss for the period	(37,046)	(1,232,742)	(47,831)	(67,602)	(117,149)	(106,020)	(185,535)	(89,288)
Working Capital (Deficit)	(317,597)	(302,814)	(119,652)	65,305	175,775	243,682	(135,668)	(65,188)
Basic and diluted loss per share	(0.00)	(0.04)	(0.01)	0.00	(0.003)	(0.005)	(0.012)	(0.003)

Variations in annual and quarterly loss and loss per shares are affected by administration costs and by the write down or write offs of mineral property carrying costs.  In accordance with its policies, management reviews the carrying value of the deferred mineral property acquisiton and exploration expenditures to assess whether there has been any impairment in value.  In the event that mineral deposits are determined to be insufficient to recover the carrying value of any property, the carrying value is written down or written off, as appropriate.

No cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares.  The Company anticipates that all available funds will be used to finance the growth of its business.  Losses for the year are affected mainly by administration costs and write off of deferred exploration and mineral property costs for that year.  These losses vary from year to year depending on the Company's level of activity, and the amount of write offs relating to the project(s) abandoned during the year.  Resource assets balances are dependent on the costs spent to date to earn an interest in projects held at period end.

LIQUIDITY

As at March 31, 2006, the Company had working capital deficit of $317,597 (December 31, 2005: $302,814), which comprised of cash and cash equivalents of $25,190 (December 31, 2005: $17,450), accounts receivable of $9,858 (December 31, 2005: $3,330), accounts payable of $121,519 (December 31, 2005: $203,060), amounts owing to Badger & Co. in the amount of $81,125 (December 31, 2005: $120,534), and in addition, in connection with the February 2, 2006 arrangement of a private placement of $150,000 principal amount convertible Promissory Note the Company owed $150,000 to John S. Brock Limited (December 31, 2005: $Nil).

The company's ability to continue operating is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

At March 31, 2006, the Company had warrants outstanding allowing for the purchase of up to 50,000 common shares at $0.055 per share until May 17, 2006 (25,000 exercised on May 15, 2006), and stock options outstanding allowing for the purchase of up to 1,365,000 common shares at $0.15 per share until January 3, 2008, 100,000 common shares at $0.15 per share until August 21, 2008, and 2,458,000 common shares at $0.10 per share until September 17, 2009.

The company has no contractual obligations at March 31, 2006.

CAPITAL RESOURCES

The Company's continuing operations are dependent on its ability to secure additional financing.  There can be no assurance that the Company will be successful in this regard.  The exploration and subsequent development of the Company's properties therefore depends on the Company's ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional financing will be available to allow the Company to fulfill its obligations on its existing exploration properties.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in the properties.  The Company may in the future be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreement jeopardized.  Furthermore, the Company may be unable to finance the cost required to complete recommended programs.  The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by option, joint ventures or sales) in order to finance further acquisitions, undertake exploration and development of other mineral properties and meet general and administrative expenses in the immediate and long term.  There can be no assurance that the Company will be successful in raising the required financing.

To date, the Company’s mineral exploration activities have been funded through sales of common shares.  The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has no contractual obligations other than those included under Liquidity or Capital Resources.

RELATED PARTY TRANSACTIONS

The company has management agreements with Badger & Co. Management Corp. ("Badger & Co."), a company owned by John S. Brock (Chief Executive Officer, President and a director of the company), Wayne J. Roberts (Vice-President Exploration and a director of the company) and Jeannine P. M. Webb (Chief Financial Officer and Secretary of the company).

Under the agreements with Badger & Co., the company was charged from January 1 to March 31, 2006 for the following:

•

Cost of operations and administration: $747

•

Fees for professional services provided at per diem rates: $2,117

•

Exploration salaries and wages and project management fees: $6

In connection with these charges and amounts reimbursable at cost to Badger & Co., the company owed $81,125 to Badger & Co. at March 31, 2006.

These transactions are in the normal course of operations and are consistent with industry standards.

On February 2, 2006, the company arranged, subject to regulatory approval, the private placement of $150,000 principal amount convertible Promissory Note with John S. Brock Limited, a company owned by John S. Brock and Wayne J. Roberts.  The Promissory Note is unsecured, bears interest at 6% per annum and is due on demand.  The principal amount of the Note is convertible at the holder’s option into common shares of the Company, for a maximum of 5 years, on the basis of one common share for every $0.165 of principal amount converted during the first two years and thereafter, the conversion rate increases 10% per year over the previous year’s conversion rate.

SUBSEQUENT EVENTS

On May 15, 2006, the Company issued 25,000 shares on the exercise of warrants, for consideration of $1,375.

PROPOSED TRANSACTIONS

There are no new acquisitions or proposed transactions contemplated as at the date of this report.

CRITICAL ACCOUNTING ESTIMATES

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended December 31, 2005.  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock-based compensation and disclosure of contingent liabilities at the date of the financial statements and the reported amount of income and expenses during the year.  Actual results could differ from those estimates.  Management uses its best estimates for recording mineral property carrying values based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

There were no changes or initial adoption of accounting policies during the period January 1 to March 31, 2006.

FINANCIAL INSTRUMENTS

The Company only invests its cash in bank term deposits and/or instruments that are deemed to be very low risk.

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at May 19, 2006

Authorized - 250,000,000 no par value common shares

Issued - 36,389,366

Warrants outstanding:

Nil

Stock Options outstanding:

Number of shares outstanding	Number of shares exercisable	Exercise Price ($)	Expiry Date
100,000	100,000	0.15	Aug 21/08
1,365,000	1,365,000	0.15	Jan 3/08
2,458,000	2,458,000	0.10	Sept 17/09
3,923,000	3,923,000

Escrowed or pooled shares: nil shares.

Risk Factors

The securities of the Registrant are highly speculative.  In evaluating the Company, it is important to consider that the Company is a resource exploration enterprise and that it is in the exploratory stage of its operations.  To date, the Company has had no revenues and there is no immediate expectation of revenues.  A prospective investor or other person reviewing the Company should not consider an investment in the Registrant unless the investor is capable of sustaining an economic loss of the entire investment.  All costs have been funded through equity and related party advances.  Certain risks are associated with the Company's business including:

Mineral Exploration and Development

The Company’s properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company’s properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery and the development of commercial mineable mineralized deposits.  Most exploration projects do not result in the discovery of commercially mineralized deposits.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop.  Such development could take years to complete and the resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the company is largely dependent upon factors beyond the Company's control, such as market value of the products produced.  Other than as disclosed herein, the company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's results or financial position.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs.  Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operation or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Environmental Factors

The Company proposes to conduct exploration activities in various parts of Canada.  Such activities are subject to laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal, provincial and territorial governments. All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which may have been caused by previous or existing owners or operators of the properties. The Company is not aware of any environmental hazards on any of the properties held by the Company.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act.  In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to commencement of any mining operations.  These reports entail a detailed and scientific assessment as well as a prediction of the impact on the environmental and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. Failure to comply with the legislation may have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

Canadian provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of the public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The costs of closure of mining properties, and, in particular, the cost of long term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted environmental practices designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  All of the Company’s activities are in compliance in all material respects with applicable environmental legislation.  The Company is currently engaged in exploration with nil to minimal environmental impact.

Uncertainty of Ownership Rights and Boundaries of Resource Properties

There is no assurance that the rights of ownership and other rights in concessions held by the Company are not subject to loss or dispute particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse laws and regulations which have not been identified by the Company.  Notwithstanding that the exploration and exploitation concessions in respect of which the Company may hold various interests have been surveyed, the precise boundary locations thereof may be in dispute. Although the Company has exercised the usual due diligence with respect to title to properties in which it has a material interest, there is no guarantee that title to the properties will not be challenged or impugned. The Company's mineral property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in the Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Potential Conflicts of Interest

The Directors of the Company serve as directors of other public and private companies and devote a portion of their time to manage other business interests.  This may result in certain conflicts of interest.  To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation.  The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the company and its shareholders.  However, in conflict of interest situations, directors of the Registrant may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.  There is no assurance that the needs of the Registrant will receive priority in all cases.  From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to:  (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program.  A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Indemnity and Protection of Directors, Officers and Employees

Article 19.1 of the Registrant's Articles states:

"Subject to the provisions of the Company Act [the British Columbia Company Act], the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses including any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his or their being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation.  Each director of the Company, on being elected or appointed, shall be deemed to have contracted with the Company on the terms of the foregoing indemnity."

The Article also provides similar protection for officers and employees for liabilities incurred arising out of the performance of their duties or by reason of their position with the Registrant.  Thus, the Registrant may be required to pay amounts to settle any such claims that may arise, if any.  The impact of any such possible future indemnity protection cannot be determined at this time.  Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Potential Dilution

Commitments exist which could require the issuance of additional shares of the Registrant, such as by way of the exercise of stock options and the exercise of outstanding share purchase warrants.  Furthermore future equity financings, property transactions, and issuance of additional stock options among other things may require the subsequent issuance of the Registrant's securities.

No U.S. Listing of the Company's Securities

The Registrant's Common Shares are listed on the TSX-Venture Exchange ("TSX").  The Registrant's investor base is located principally outside the United States and therefore, it has no current plans to apply for the listing of its shares or to otherwise qualify its securities on any U. S. stock exchange or the NASDAQ automated quotation system.  As a result, the market on the Registrant's securities is limited, particularly in the United States.  If market interest changes, and the Registrant meets the applicable eligibility requirements of NASDAQ or other U.S. exchanges in the future, it may reconsider this policy.  Investors should recognize that U.S. market liquidity will not be readily available.

Canadian Aboriginal Land Claims

Canadian Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is aware of the mutual benefits afforded by cooperative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation. While there is, to the Company’s knowledge, no existing claim in respect of any of its properties, the advent of any future aboriginal land claims and the outcome of any aboriginal land claims negotiations cannot be predicted.

Competition

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company.  Nevertheless, the market for the Company's possible future production of minerals tends to be commodity rather than enterprise oriented since mineral products tend to be fungible.  As a result, the competitive factors are principally impacted by overall market issues rather than by corporate presence and strength.  Accordingly, the Company expects to compete by keeping its production costs low (as yet, the Company does not have any property in the development or production stage) through judicious selection of the property to be developed and by keeping overhead and other charges within industry standards.

Governmental Regulation

Operations, development and exploration on the Company’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot by predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company’s properties requires responsible best exploration practices to comply with Company policy, government regulations, and maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral land or to stake a claim) in any Canadian province in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company’s projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Uncertainty of Markets for Metals

The global market price for metals is influenced by numerous factors beyond the control of the Company. Such factors include supply and demand, inflation, imposition of export controls, government regulated ad valorem taxes and royalties that may be imposed on metal production, refining costs and penalties, labor problems experienced by large producers and market price fluctuations resulting from speculative and production hedging activity.  The exact effect of these factors cannot be accurately predicted and the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Uncertainty of Establishing Mineral Reserves

Locating mineral deposits depends on a number of factors, including the technical skill of the exploration personnel involved.  Whether a mineral deposit, once discovered, will be commercially viable also depends on a number of factors, including the particular attributes of the deposit (i.e., the size and grade of the deposit and the proximity of the deposit to the mine development infrastructure) as well as the market prices of precious metals and ores, which can be highly volatile.  Factors contributing to the uncertainty of establishing reserves of minerals may be resolved by further exploration for additional mineralization, establishment of infrastructure by non-related entities, development of improved mining technologies and increased market prices for the metals.  In the event that the Company's exploration efforts succeed and established reserves of minerals are identified, but various factors make mining not commercially viable, the Company would postpone mine development until there was an improvement in the factors contributing to commercial viability.  In the event that such commercial viability is never attained, the Company could seek to sell or otherwise realize value or could be required to abandon its business and fail as a "going concern."

Need for Additional Capital

Currently, exploration programs and feasibility studies are pursued by the Company with an objective of establishing mineralization of commercial quantities.  The Company may fund the proposed programs and feasibility studies through equity financing and the possible exercise of outstanding options.  Such funding would be dilutive to current shareholders.  Should sources of equity financing not be available to the Company, the Company would seek a joint venture relationship in which the funding source could become entitled to a shared, negotiated interest in the property or the projects.  If exploration programs carried out by the Company are successful in establishing ore of commercial quantities and/or grade, additional funds will be required to develop the properties and reach commercial production.  In that event, the Company may seek capital through further equity funding, debt instruments, by offering an interest in the property being explored and allowing the party or parties carrying out further exploration or development thereof to earn an interest, or through a combination of funding arrangements.  There can be no assurance of such funding sources.  Furthermore, if the Company is not able to obtain the capital resources necessary to meet property payments or exploration or development obligations which now apply or which would apply in joint ventures with others, its potential as a "going concern" could be seriously affected.

Management and Directors

The Company is dependent on a relatively small number of key directors and officers:  John S. Brock, Wayne J. Roberts and Jeannine P.M. Webb.  Loss of any one of those persons could have an adverse affect on the Company.  The Company does not maintain “key-man” insurance in respect of any of its management.

Price Fluctuations:  Share Price Volatility

In recent years, the international securities markets have experienced high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that the continual fluctuations in price will not occur.

Business Risks of Mineral Exploration

The Company is engaged in the exploration of mineral resource properties.  To date, any exploration program carried out by the Company has been an exploratory search for ore.  Mineral exploration involves significant operating and investment risks and few properties which are explored are ultimately successfully developed into producing mines.  The Company does not have any interests, direct or indirect, in producing mines or mineral properties which, as of the date hereof, have a known body of commercial ore.  Exploration for mineral resources requires compliance with the laws of the jurisdiction in which the exploration is taking place and potential changes to laws relating to exploration activities, environmental considerations and ownership of the properties being explored can have a significant impact on the Company.

Uninsurable Risks

In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formations and engineering operating conditions may occur and may expose the Company to liabilities.  Should such liabilities arise the payment of such liabilities may have a material, adverse effect on the Company's financial position.  It is not always possible to fully insure against such risks or the Company may elect not to cover such risks because of the high cost of such insurance.  The Company may become subject to liability for pollution or hazards.  Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Company.  Currently, the Company is a named insured with respect to Commercial General Liability and Excess Liability in a gross amount limited to $10 million (Cdn.) for each occurrence.

Market Risk

The Company is in the business of mineral exploration.  Metal prices and foreign exchange rates may fluctuate widely from time to time.  The Company has not entered into market instruments for trading or other purposes.

Variations in Operating Results

The Registrant was incorporated on February 24, 1987 and since incorporation has not realized net income nor paid dividends.  Variations in annual and quarterly loss and loss per shares are affected by the administration costs and by the write down or write offs of mineral property carrying costs.  There is no assurance that these trends in operating results will change.

Plan of Operations and Financial Sources and Liquidity

See Results of Operations, Liquidity, Capital Resources and Outstanding Share Data as at May 19, 2006 contained within this document.

To date, the Company’s mineral exploration activities have been funded through sales of common shares.  The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Additional Financing

In order to continue exploring its mineral properties and acquiring additional properties, management may be required to pursue additional sources of financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in certain properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements reduced. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

OTHER INFORMATION

The Company's web address is www.canadianempire.com.  Other information relating to the Company may be found on the SEDAR website (www. SEDAR.com).

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements".  Other than statements of historical facts, statements in this discussion include, but are not limited to, the Company’s expectations as to, future production, reserve potential, exploration drilling, exploration activities and events or developments, commodities market prices, timetables, costs, capital expenditures, work programs, and budgets..  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, the risks, hazards, uncertainties and factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, exploitation and exploration successes, continued availability of capital and financing, and general economic, environmentl, industry, market or business conditions.  Such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially form those projected in the forward-looking statements.